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                             May 7, 2024

       Patrick Reilly
       Chief Financial Officer
       Angel Studios, Inc.
       295 W Center St.
       Provo, UT 84601

                                                        Re: Angel Studios, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed April 19,
2024
                                                            File No. 000-56642

       Dear Patrick Reilly:

              We have reviewed your April 19, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26,
       2024 letter.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Item 1. Business
       Business Plan, page 5

   1. We note your response to prior comment 1, including your revisions on page 5 to state that the "VAS Portal
and the Angel Funding Portal are operated independently of Angel
                                                        Studios." For context,
please revise this section to briefly disclose the related party relationship between
these entities and/or provide an appropriate cross-reference. We note your disclosure on page
40 under "Certain Relationships and Related Transactions, and
                                                        Director Independence."
   2. We note your response to prior comment 4. Please further revise your disclosure to briefly describe the technology
underlying the facilitation of your "Theatrical Pay-It-Forward"
                                                        program. For example,
please describe whether the technology is a website or app and
 Patrick Reilly
FirstName  LastNamePatrick Reilly
Angel Studios, Inc.
Comapany
May  7, 2024NameAngel Studios, Inc.
May 7,
Page  2 2024 Page 2
FirstName LastName
         whether this technology is owned or otherwise controlled by you. Further, please briefly expand your disclosure to discuss what is entailed in the "partnership with renowned theaters," for example, whether you have entered written partnership agreements or something else.
Item 1A. Risk Factors
Risks Related to Our Business
We rely upon a number of partners to make our services available on their devices., page 15

3. We note your response to prior comment 16, including your revision to disclose that you
         "work" with various tech companies and distributors such as Roku, Google, Apple and
         Samsung but do not appear to have agreements in place with these parties. Please revise your disclosure to discuss the nature of your relationships with these entities and whether you have any written agreements with them to distribute your content. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

4. Please provide a discussion of results of operations and cash flows that compares the results of 2022 to 2021. To the extent you attribute their fluctuations to multiple factors, separately quantify individual factors. See Item 303(b) of Regulation S-K.
5. Please provide a table that separately lists all sources of revenues for each period presented (Digital and Physical Media Revenue, Pay-it-forward Revenue, Angel Guild,
         Revenue Theatrical Release Revenue, Content Licensing, and Other revenue).
         Additionally, expand your discussion of changes in revenues from 2023 to 2022 to separately quantify individual factors causing the increases between periods and to fully explain the reasons for each material change. See Item 303(b) of Regulation S-K.
Operating Expenses, page 25

6. Please quantify the amount of pay-it-forward receipts that offset sales and marketing expenses in your MD&A discussion on operating expenses. See Item 303(b) of Regulation
         S-K.
Investment Affiliates, page 40

7. We note your response to prior comment 20. Please further revise to disclose the ownership interest held by Daniel Harmon, one of the brothers of your CEO and your
         Chief Content Officer, and the president of Tuttle Twins.
Item 7. Certain Relationships and Related Transactions, and Director
Independence
Promotion and Marketing Services Agreement with Harmon Brothers, LLC, page 40

8. We note your response to prior comment 21. Please further revise your disclosure to add specificity regarding the "agreed upon rates" in relation to promotion and marketing
 Patrick Reilly
Angel Studios, Inc.
May 7, 2024
Page 3
      services provided. We note your statement that the rates are comparable to those charged by HB to other non-related parties. However, a lack of clarity and detail remains regarding how these rates are earned and calculated.
Notes to Consolidated Financial Statements
1. Description of Organization and Summary of Significant Accounting Policies Deferred Financing Costs and Note Discount, page F-10

9. Please explain why Funds raised through the VAS Portal are accounted for as a note discount and tell us the nature of the instrument underlying the Funds over which the
      Funds are amortized to interest expense.
Revenue Recognition
Content Licensing, page F-11

10. We note your response to prior comment 34. Please tell us where you disclose the amount of adjustment recorded for royalty revenue. If true, disclose that such adjustments have been immaterial for the periods presented.
7. Note Payable, page F-16

11. Please describe the terms of the revenue participation rights that were granted to the investors. Also tell us your accounting treatment of these rights and the basis for your treatment.
       Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNamePatrick Reilly
                                                            Division of
Corporation Finance
Comapany NameAngel Studios, Inc.
                                                            Office of Trade &
Services
May 7, 2024 Page 3
cc:       Kathryn A. Lawrence
FirstName LastName